

MOL HUNGARIAN OIL AND GAS PLC.

Finance

03 APR 10 7:21



03050139

27th March, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

SUPPL

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-Marc Delcommune
Chief Financial Officer

PROCESSED
APR 24 2003
THOMSON FINANCIAL

Enclosure

4/22



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

27 March, 2003

MOL initiated the completion of the acquisition of the majority stake in Slovnaft

MOL Hungarian Oil and Gas Plc. hereby announces that on 24 March 2003 it initiated the completion of the Slovnaft share purchase transaction in accordance with the announcement made on 25 November 2002. Pursuant to the agreements with Slovbena, a.s. and Slovintegra, a.s. MOL would acquire 6,520,691 Slovnaft shares for USD 85 million in cash, 984,000 "A" series ordinary shares (representing 1% of MOL's registered capital before the capital increase) and 9,817,578 newly issued "C" series ordinary shares each having a nominal value of HUF 1,001.

As part of the completion, Slovbena, a.s. and Slovintegra, a.s. subscribed for the newly issued "C" shares and through ING Bratislava they filed the order to transfer 6,520,691 Slovnaft shares, of which 4,530,317 Slovnaft shares would be transferred to MOL as an in kind contribution, to MOL's security account held with the Securities Center of the Slovak Republic. Pursuant to the applicable Slovak regulations, the transfer of the Slovnaft shares can be settled only through a direct sale on the Bratislava Stock Exchange. In spite of a request filed by the parties to the Bratislava Stock Exchange for the settlement of the filed transaction within one day, the Bratislava Stock Exchange suspended the transfer. MOL has not yet been provided with any official reasoning or legal grounds for the suspension of the transfer, but is confident, that following a review of the transfer documentation by the Slovak financial authorities, the transaction will be closed in the coming days.

As part of the completion MOL has transferred 984,000 "A" series ordinary shares to ING (Budapest) Bank Rt. as nominee acting for Slovbena, a.s. and Slovintegra, a.s. Following the transfer MOL's stock of treasury shares decreased to 4,170,393. In the event that the Slovnaft shares are not transferred to MOL's securities account the 984,000 "A" shares will be transferred back to MOL and the subscription for the "C" shares will be invalidated.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
György Felkai	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

 MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

25 March, 2003

MOL has outsourced its wastewater treatment and waste incineration activity

MOL Hungarian Oil & Gas Plc. today signed a 15 year term contract with Earth Tech Engineering Ltd., the Hungarian subsidiary of Earth Tech, Inc. a US company, for the development of the wastewater treatment and waste incineration facilities of the Danube Refinery at Százhalombatta and the long-term supply of related services.

After signing the contract, Earth Tech will take over the operation of the wastewater treatment and waste incineration facilities of the Danube Refinery and provide these activities to MOL as a service for 15 years. MOL will remain the owner of the related assets. As part of the outsourcing agreement, 45 employees will be transferred to Earth Tech from 1st April 2003. Earth Tech, in co-ordination with MOL, intends to implement a significant development of the wastewater treatment and waste incineration facilities. As part of the project, it will implement the segregation of the sewer system, build new wastewater treatment units, as well as modernise the incinerator, all on the basis of its own design documentation. Earth Tech will finance the investment of nearly HUF 10 billion and after the completion of the project MOL will refund it. As a result, the wastewater treatment and waste incineration facilities of the Danube Refinery will comply with the significantly stricter environmental pollution specifications that are expected to be in force in both the EU and in Hungarian legislation at that time.

This contract represents an important step forward in the development of environmental standards at the Duna Refinery, in that it is realised through a cooperation agreement between MOL and an internationally recognised, experienced service provider from the sector. The conclusion of this contract also represents the first major outsourcing of an activity by the oil industry in the region.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
György Felkai	MOL Communications	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924